

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

March 14, 2007

<u>**Via U.S. Mail and Fax (203) 854-9601**</u>

Mr. Joseph Espeso
Chief Financial Officer
Bolt Technology Corporation
Four Duke Place
Norwalk, CT 06854

   Re: Bolt Technology Corporation
     Form 10-K for the Fiscal Year Ended June 30, 2006
     Filed September 28, 2006
     File No. 1-12075

Dear Mr. Espeso:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        /s/ April Sifford

        April Sifford
        Branch Chief Accountant